Ecopetrol Announces Changes in Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Board of Directors appointed the following leadership positions , during its meeting on November 11, 2025, all of which will be effective as of November 16:

Juan Carlos Hurtado Parra as Executive Vice President of Hydrocarbons. Mr. Hurtado, who previously served as Vice President of Exploration, Development, and Production, holds a degree in Electrical Engineering from Universidad Industrial de Santander, a specialization in project evaluation and development from Universidad del Rosario, and a Master of Business Administration in Oil & Gas Management from the University of Dundee. He brings over 25 years of experience in the oil, gas, and energy sector, including approximately 23 years at Ecopetrol S.A., where he has held key positions such as Vice President Upstream, Vice President of Subsidiaries and Joint Ventures, and Technical Vice President, among others.

Rafael Ernesto Guzmán Ayala, will take on new professional challenges within the Ecopetrol Group. Mr. Guzmán has previously served as Executive Vice President of Hydrocarbons. The company extends its gratitude to Mr. Guzmán for his years of service, leadership, and strategic contributions in the Executive Vice Presidency of Hydrocarbons.

Rodolfo Mario García Paredes as Chief Compliance Officer and Compliance Officer. Mr. García is an attorney from Universidad del Rosario with a specialization in public management and administrative institutions from Universidad de los Andes. He has been acting in this role since June 2025. Additionally, he has served in Ecopetrol’s Corporate Legal Vice Presidency and General Secretariat for over 25 years, during which he has held leadership positions such as Legal Manager of Hydrocarbons, Legal Advisory Manager for Exploration, and Legal Manager for New Businesses and Corporate Affairs. He has previously acted as head of the Corporate Legal Vice Presidency and the General Secretariat.

The Ecopetrol Group wishes the appointed leaders great success in their new roles.

Bogota D.C., November 11, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co